John P. Duke
direct dial: 610.640.7839
direct fax: 267.200.0753
dukej@pepperlaw.com
April 30, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Lululemon Corp. Registration Statement on Form S-1
Ladies and Gentlemen:
     Enclosed for filing under the Securities Act of 1933, as amended, is the Registration Statement on Form S-1 of Lululemon Corp. This will be the initial public offering of shares of Lululemon Corp’s common stock.
     Please direct any questions regarding this filing to me at 610.640.7839 or Barry M. Abelson at 215.981.4282.
Very truly yours,
/s/ John P. Duke
John P. Duke